PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

2nd April 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 2nd April 2008.

"Drilling Update".

Yours faithfully

for Stephen Huddle
Company Secretary

Enc

4/21

PremierOil
Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com
Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Drilling Update

UK
The Sparrow well on Block 23/22b has been drilled to a total depth of 10,598 feet. The well encountered Palaeocene sandstones but they were water-bearing at this location. Premier was carried through the costs of drilling Sparrow through a farm-down of its interest.

The rig will now drill the Moth prospect in Block 23/21 in which Premier does not hold an interest. This well may de-risk further potential on Block 23/22b at the Jurassic level.

2nd April 2008

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END